UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

          CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY FUND, LLC
                       (Name of Subject Company (Issuer))

          CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT EQUITY FUND, LLC
                       (Name of Filing Person(s) (Issuer))

                            LIMITED LIABILITY COMPANY
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 SANDRA DEGARAY
                     CREDIT SUISSE ALTERNATIVE CAPITAL, INC.
                                11 MADISON AVENUE
                               NEW YORK, NY 10010
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                            MICHAEL S. CACCESE, ESQ.
                 KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP
                          STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                                BOSTON, MA 02111

                                FEBRUARY 1, 2007
                            As Amended April 11, 2008
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

   ------------------------------------------------------------------------
   Transaction Valuation: $87,011.00 (a)    Amount of Filing Fee: $9.31 (b)
   ------------------------------------------------------------------------

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

[X]      Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $9.31
                                  -------------------
         Form or Registration No.:          SC TO-I
                                    --------------------------
         Filing Party:     Credit Suisse Alternative Capital Long/Short
                           Equity Fund, LLC
                         ------------------------------------------------
         Date Filed:       February 1, 2007
                         -------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

         This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on February 1, 2007 by Credit Suisse Alternative Capital Long/Short Equity Fund, LLC (the "Fund"), relating to the Fund's offer to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund ("Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender) in an aggregate amount of up to $87,011.00 (the "Offer") and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

         The Offer terminated at 11:59 p.m., Eastern time, on March 1, 2007. Pursuant to the Offer, $55,418.00 of Interests were tendered and accepted by the Fund, at a net asset value of $126.99 as determined as of March 30, 2007. Payments were wired on May 29, 2007 to the accounts of tendering Members indicated in their letters of transmittal in accordance with the terms of the Offer.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.




                               CREDIT SUISSE ALTERNATIVE CAPITAL LONG/SHORT
                               EQUITY FUND, LLC
                               By:  /s/ Sandra DeGaray
                                    --------------------------
                                    Name:  Sandra DeGaray
                                    Title: Chief Financial Officer and Treasurer
                                    April 11, 2008